26th Floor, Wheelock Square | 1717 Nanjing Road West, Jing An District | Shanghai 200040, China
(86 21) 2321 6000 office | (86 21) 2321 6001 fax
中国上海市静安区 | 南京西路1717号 | 会德丰国际广场26楼 | 邮政编码：200040
(86 21) 2321 6000 电话 | (86 21) 2321 6001 传真 | www.sheppardmullin.com

November 5, 2010

Division of Corporation Finance
United States Securities and Exchange
Commission
Washington, D.C. 20549

Attention: Mr. Shehzad Niazi

Dear Mr. Niazi:

           On behalf of our client, SMSA Palestine Acquisition Corp. (the “Company”), in response to the Staff’s comments, we are filing an amended registration statement on Form S-1, as well as an amended Form 8-K. The amended registration statement and Form 8-K have been marked to indicate changes from the previous S-1 filed on September 20, 2010 and 8-K filed on August 25, 2010 respectively.

           The Company has responded to the Staff’s comments letter dated October 18, 2010 either by revising the original registration statement and 8-K to comply with the comments, or by providing an explanation if the Company has not revised the previous registration statement and 8-K. In addition to the amendments made in response to the Staff’s comments, the Company has revised both fillings in certain places to reflect developments since the time of the initial fillings or to clarify its disclosures.

           The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and the page number references related to the marked version of the enclosed registration statement):

Registration Statement on Form S-1

Outside Front Cover Page of Prospectus

1.       We note that you have provided the market price of your common stock as of September 3, 2010, but filed your registration statement on September 20, 2010. Please indicate the market price as of the latest practicable date, as required by Item 501(b)(3) of Regulation S-K.

           In response to the Staff’s comment, the Company has updated the market price of its common stock as of a more recent date.

Table of Contents

2.       We note your statement that “the information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date... ” The noted statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

           In response to the Staff’s comment, we respectfully submit that the noted statement is both accurate and consistent with the Company’s Rule 512(a) undertakings. The noted statement indicates that “the information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date…” If facts or events arise that constitute a fundamental change in the information set forth in the registration statement, the Company will file a post-effective amendment to its registration statement to reflect such facts or events as required by the Company’s Rule 512(a) undertakings. In connection with this amendment, the Company will update the date on the front cover of its prospectus. The noted statement is relevant and accurate in at least two situations, neither of which is inconsistent with the Company’s Rule 512(a) undertakings: (1) the

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

period after which facts or events have arisen that constitute a fundamental change in the information set forth in the registrations statement, but prior to such time as the company has been able to complete the post-effective amendment required by the Company’s Rule 512(a) undertakings (i.e., the period when filing such amendment is in process), and (2) facts or circumstances have arisen that do not constitute a fundamental change, but nonetheless are inconsistent with the contents of the registration statement at the effective date. Accordingly, the Company respectfully requests that it be permitted to retain the noted statement.

Forward-Looking Statements

3.       Please move this section to a location after the risk factor section.

           In response to the Staff’s comment, the Company has moved the forward-looking statements section to a location after the risk factor section.

Cover Page

4.       Please revise to briefly address the offering price of the securities.

           In response to the Staff’s comment, the Company has revised the cover page of the prospectus to briefly address the offering price of the securities.

Prospectus Summary, page 3

5.       Please identify the “particular organization” referred to in the fourth paragraph on page four and seventh paragraph on page 23.

           In response to the Staff’s comment, the “particular organization” referred to in the fourth paragraph on page four and seventh paragraph on page 23 is China Green Food Development Center. The identification has been added on page four and page 23.

6.       We note your statement that “based on information from the Chinese Bamboo Shoot Association, we believe we are one of the largest producers of bamboo shoot food products in China.” Please provide us with the basis for your assertion.

           The Company supplementally advises the Staff that the basis of this statement is a letter dated March 12, 2010 from China Bamboo Industry Association to the Trademark Office of State Administration of Industry and Commerce recommending the trademark of the image of “Yada” of Fujian Yada Group Co.Ltd., a subsidiary of the Company, as “Famous Trademark of China”. It is stated in the letter that “Fujian Yada Group Co., Ltd. is one of the largest producers of boiled bamboo shoots products and dried vegetables in China”. Please note that the letter is in Chinese. Please also note that, on page four and page 30, the Company has changed “Chinese Bamboo Shoot Association” to “Chinese Bamboo Industry Association” which the Company believes to better translate the title of the organization.

Risk Factors, page 8

7.       In your third risk factor on page nine and elsewhere as appropriate, please clarify where your trademark applications were filed and provide English translations of the trademarks to the extent applicable.

           In response to the Staff’s comment, the place where the Company’s trademark applications were filed and English description of the Company’s trademark have been provided on page 9 and page 11.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

8.       In your third risk factor on page 12 “We may be exposed to liabilities under the Foreign Corrupt Practices Act ...” please clarify the current status of the company’s compliance with the Foreign Corrupt Practice Act in your business section.

           In response to the Staff’s comment, the Company has revised the risk factor discussion in the registration statement to provide the requested clarification.

9.       We note your statement in the second paragraph on page 16 that “some of our test equipment is imported from Japan.” Please reconcile this statement with your disclosure under Operations on page 26 where you state that “most of” your advanced processing and testing equipment for your “state-of-art processing workshops” is imported from Japan.

           In response to the Staff’s comment, the Company has revised the statement on page 26 to conform to the statement on page 16.

10.      We note your reference in the first full risk factor on page 17 to an option agreement entered into with Mr. Cai Yangbo and Mr. Zhan Youdai and the risk that a “governmental authority could regard the transactions contemplated by the option agreement as [sic] affiliated acquisition and return investment for which MOC approval would be required. ”Please revise to clarify the material effect this approval process would have on the company. Furthermore, please revise your registration statement to include a discussion of the material terms of the option agreement.

           In response to the Staff’s comment, the risk factor on page 17 has been revised to specify the Company’s assessment of the material effect of the MOC approval if required and to include a brief summary of the material terms of the option agreement.

11.      We note your risk factor disclosure on pages 19-20 regarding the inherent risks associated with farmer-collectively-owned land. Please provide additional disclosure here or elsewhere as appropriate on the amount of land reasonably subject to each category of risk outlined in this section.

           In response to the Staff’s comment, the Company has provided expanded disclosure on the amount of land that it reasonably believes reasonably subject to each category of risk associated with farmer-collectively-owned land in the risk factor section on page 19 and page 20 as requested.

12.      Please disclose your reasonable estimation of the aggregate penalty that could be imposed on you due to your potential non-compliance with the laws and regulations described in your first risk factor on page 21.

           In response to the Staff’s comment, the Company has revised the registration statement to include the requested disclosure.

Our Business, page 23

13.      We note your statement on page 23 that you have applied to the Chinese authority for Organic Food certification for your bamboo shoots. Please clarify whether this application includes your high PH bamboo shoots or if your high PH bamboo shoots meet the Green Food standards. Furthermore, state when you submitted such application.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

           In response to the Staff’s comment, the Company notes that its application to the Chinese authority for Organic Food certification for bamboo shoots products includes the high PH bamboo shoots. The application was submitted to China Organic Food Certification Center on May 24, 2010. The clarification has been added as requested on page 23.

14.      It is unclear to us what the distinction between “fresh agricultural products” and “raw fresh agricultural products” is in your disclosure in the second paragraph on page 24.

           The Company acknowledges the Staff’s comment and respectfully reports to the Staff that:

           The Company produces fresh agricultural products on its planting bases with two main purposes. The first purpose is food directly sold for consumer consumption. The second purpose is raw material sold or used for further processing. The second paragraph on page 24 has been revised accordingly.

15.      We note your statements in the first table on page 24 discussing your anticipated expansion for 2010, and second and third paragraphs of page 25 relating to your plans to expand your bamboo forest and vegetable and fruit planting bases. Please revise your disclosure to indicate what progress, if any, you have made in reach your goals of expanding to 28,800 acres of bamboo forest prior to the fourth quarter of 2010 and your goal to expand to 15,300 acres of vegetable and fruit planting bases in 2010.

          In response to the Staff’s comment, the disclosure on page 24 and page 25 has been revised to include the additional 4,394 acres of bamboo forest and the additional 329 acres of planting bases that the Company leased in September and October, 2010. Please note that the Company has also updated the table under the second paragraph on page 24 to reflect the updated numbers of its estimation of the area of the planting bases based on its progress.

16.      In this regard, please update your disclosure elsewhere as appropriate to discuss events up to the date of your filing. Non-exclusive examples of disclosure that appears to need updating includes the following: (a) the fourth paragraph on page 26 where you state “Commencing in 2010, we plan to…”; (b) your disclosure under Storage on page 27; and (c) your first and fourth bullet points on page 32.

           In response to the Staff’s comment, the Company has updated the disclosure as requested.

17.      We note your statement that you “currently provide over 100 kinds of fresh and processed products” on page 25 under Our Products and a similar statement in the third bullet point on page 31. Please clarify what products you currently sell. We note that your disclosure on pages 25 through 26 appears to address a far smaller range of products than “over 100.” For example, under Fresh Vegetables and Fruits on page 26 you discuss “10 different varieties of vegetables and fruits” and you only appear to have several different bamboo products, even when considering the various forms in which the bamboo can be processed.

           The Company acknowledges the Staff’s comment and supplementally reports to the Staff that:

           The products the Company provides can be categorized into four categories which are organic bamboo shoot products, bamboo wood, fresh vegetables and fruits, and processed vegetables. Within those categories, in addition to the 10 types of fresh vegetables and fruits mentioned under Fresh Vegetables and Fruits on page 26, the Company provides multiple varieties of processed vegetables, bamboo wood and bamboo shoot products that are processed differently. The total number of products sold for consumer consumption and for further processing of the four categories is over 100.

18.      Please provide additional information on the certification process required under Chinese and JAS standards. For example, we note the distinction you draw between “certified” and “ready to be certified” in the first sentence under Organic Bamboo Shoot Products on page 25 and the third paragraph on page 26.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

           In response to the Staff’s comment, additional disclosure has been added as requested on page 25 and page 26.

19.      Please define the acronym “OMIC” as used in the first sentence under Organic Bamboo Shoot Products on page 25. For example, if you are referring to the Overseas Merchandise Inspection Company, please so state.

           In response to the Staff’s comment, the Company notes that the acronym “OMIC” stands for Overseas Merchandise Inspection Company. It has been defined on page 25 as requested.

20.      Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K, including information on any existing intellectual property rights. Include in your discussion to the extent material, any intellectual property rights you have in Japan or other markets outside of China. Furthermore, provide the duration of such intellectual property.

           In response to the Staff’s comment, the disclosure required by Item 101(h)(4)(vii) of Regulation S-K including the information on the Company’s intellectual property rights has been added on page 28.

21.      Please clarify what you mean when you state “done almost by handwork” in the first sentence of page 27.

           In response to the Staff’s comment, the meaning of “done almost by handwork” has been clarified in the first sentence of page 27.

22.      Please revise your disclosure under the table on page 28 to clarify which products and planting bases have received the certifications you describe.

           In response to the Staff’s comment, the Company made the requested revision.

23.      We note your reference to “ISO 9001:2000” and “Hazard Analysis and Critical Control Points” in the second and third bullet points on page 28. Please clarify here or elsewhere as appropriate which organizations grant these certifications and briefly describe what standards must be met in order to achieve such certifications. Furthermore, state whether ISO 9001:2000 is the most current of such type of certification.

           In response to the Staff’s comment, the organization which grants ISO 9001:2000, ISO 9001:2008 and Hazard Analysis and Critical Control Points has been disclosed on page 28. ISO 9001:2008 is the most current of the ISO certification.

24.      We note your statement regarding your research and development strategy and capabilities under Research & Development, starting on page 28, in the fifth bullet point on page 31 and elsewhere. Please reconcile your disclosure regarding such capabilities with your statement on page F-12, under Advertising, Transportation and Research and Development Expenses, that “no material research and development expenses were incurred” during your last two fiscal years. For example, clarify whether all research and development activities started in 2010.

           No material R & D expenses were incurred for those two years because some of the Company’s R & D activities during that period were carried out in-house by its own staff, which did not incur material expenses, and the other R & D activities were carried out through the Company’s alliances with professors and researchers from local universities and such professors and researchers received minimal remuneration in addition to reimbursement of limited expenses by the Company.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

25.      We note your statement that you augment your research and development with partnerships with many research institutes and universities “such as Fujian Agricultural University, Wuyi University, and Fuzhou University.” Revise to describe the material terms of these partnerships.

           In response to the Staff’s comment, the disclosure on page 29 has been expanded to include the material terms of the noted partnership agreements with research institutions and universities.

26.      We note your statement in the High PH bamboo shoot section on page 29 that you are targeting a 65% gross margin for the high PH bamboo and you also reflect the 65% as the gross margin, for High PH bamboo shoot in your table. Provide a basis for your assertion that the High PH bamboo shoot will provide a 65% gross margin. We specifically note that you just introduced the product in April 2010. We may have further comment.

           In response to the Staff’s comment, we supplementally advise the Staff that we commenced sales of high PH bamboo shoots in April 2010 and the gross profit margin has averaged over 70% to September 2010. We decided to target 65% as a conservative number to allow for potential unexpected adverse market conditions.

27.      We state in the Domestic market section that “we are also in discussions for potential contracts with multiple major global retailers and hope to have a number of new wins completed within the year.” Advise us of the basis for your statement. We may have further comment.

           In response to the Staff’s comment, the Company supplementally advises the Staff that it continues to negotiate with numerous major supermarkets in order to sell our products in more of their stores in different provinces or cities. Through such negotiations, we have to date expanded our sales to more than 700 stores of certain major supermarkets.

28.      On page 30, please define the term “OEM arrangement” as used in the second paragraph under Japan Market and “crude fiber food” as used in the second bullet point under Brand Strategy.

           In response to the Staff’s comment, the Company has added the definitions requested.

29.      Please revise to address in more detail the competitive business conditions and the methods of competition.

           In response to the Staff’s comment, the Company has revised the registration statement to address in more detail the competitive business conditions and the methods of competition.

30.      We note your disclosure under the Food Hygiene and Safety Laws and Regulation section. Please revise to address whether the company is in compliance with the noted laws and regulations.

           In response to the Staff’s comment, the disclosure regarding the Food Hygiene and Safety Laws and Regulations has been revised on page 33.

31.      Please define or clarify the terms “correspondents contractor” and “peasants” as used in the third paragraph on page 34. Furthermore, clarify the difference between a “villagers’ congress” and the “villagers’ representatives” as used in the same paragraph.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

           In response to the Staff’s comment, the Company notes that the term “peasants” is an equivalent of “farmers” in Chinese. However, all uses of this term have been deleted. The term “correspondent contractor” has been defined on page 34 as requested. The Company has clarified the difference between the “villagers’ congress” and the “villagers’ committee” on page 34.

32.      Please provide disclosure under Properties, and elsewhere as appropriate, regarding the number of land use agreements you have entered into with provincial governments and village cooperatives, information on rental costs and the manner in which such costs are paid. Please also distinguish the length remaining on lease terms for bamboo forest land from the terms of vegetable and fruit planting land. See, for example, the last paragraph of page 24 where you state that you are currently in the fifth year of your lease terms for bamboo forest land.

           In response to the Staff’s comment, the disclosure regarding information of the Company’s land use agreements entered with provincial governments and village cooperatives for agricultural land has been expanded as requested on page 35. The length remaining on each lease term of such land use agreements has been disclosed on page 24, page 25 and page 35 as requested.

33.      To the extent material, revise your disclosure to discuss any products that cannot be planted and harvested on a yearly basis or which leave the land unusable for certain purposes for a period of time.

           In response to the Staff’s comment, the Company supplementally advises the Staff that all of the Company’s fresh agricultural products are planted and harvested on a yearly basis. In order to protect the planting bases, we leave the land unplanted for one to two months after each harvest, which the Company does not believe is material.

Corporate Structure and History, page 36

34.      We note your description of the share cancellation agreement with Yang Yongjie in the fourth paragraph on page 37. Please revise to describe the consideration received by Yang Yongjie for agreeing to surrender such shares for cancellation. We also note similar disclosure in the second bullet point on page 54.

           In response to the Staff’s comment, the Company notes that, according to the share cancellation agreement, Yang Yongjie agreed to surrender cancellation 3,895,272 shares of the Company, a majority of the shares he owns, in order to induce the share exchange between the Company and Sino Oriental Group Limited. There was no other consideration provided. The description of the consideration has been added on page 37 and page 54 as requested.

35.      Please identify the “certain institutional investors” and “placement agents” described in the penultimate paragraph of page 37.

           In response to the Staff’s comment, the Company notes that, the “certain institutional investors” are: CID Greater China Venture Capital Fund III LP, Value Partners Hedge Master Fund Limited, Hudson Bay Master Fund Ltd., the USX China Fund, Damaco Venture Capital Fund, RL Capital Partners, L.P., and Halter Global Opportunity Fund LP. The “placement agents” are William Blair & Company, L.L.C and Halter Financial Securities, Inc.

36.      Please clarify the number of warrants issued by the company and distinguish this number from the number of shares of common stock warrant holders may purchase pursuant to their warrants. For example, we note your disclosure in the last two paragraphs of page 37 that refers to 135,759 warrants granted to placement agents and a total of 523,640 three year warrants. If in these circumstances you are referring to the aggregate stock underlying the warrants please revise to clarify throughout your registration statement.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

           In response to the Staff’s comment, the Company has revised the discussion about warrants and their underlying common stock on pages 37, 38 and 55 of the registration statement as requested.

Management's Discussion and Analysis of Financial Condition, page 38 General

37.      We believe your MD&A section could benefit from an expanded “Overview” section that offer investors an introductory understanding of China Ginseng Holdings. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33- 8350.htm>. See also, Item 303 of Regulation S-K.

           In response to the Staff’s comment, the Company has revised the registration statement to expand the MD&A “Overview” section as requested.

Recent Developments, page 38

38.      Revise the initial paragraph to describe the relationship between Fujian Yada Group and Sino Oriental and to clarify why financial statements of the latter entity are not in the S-1.

           In response to the Staff’s comment, the Company has revised the registration statement to describe the relationship between Fujian Yada Group and Sino Oriental and to clarify why financial statements of the latter entity are noted in the S-1.

Results of Operations, page 38

39.      You discuss the business reasons for changes in the various line items of your statements of operations and related sections of your MD&A. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. We direct your attention to specific references to more than one business reason, as well as the use of the term “primarily” in your discussion. Refer to Item 303(a)(3) of Regulation S-K.

           In response to the Staff’s comment, the Company has revised the MD&A discussion in the registration statement to provide additional clarity as to the relative weight of each contributing factor behind changes in the Company’s results of operations.

40.      Please describe which “professional fees” you are referring to when describing the changes in your administrative expenses in the first paragraph on page 40 and fifth paragraph on page 41.

           In response to the Staff’s comment, the Company has revised the MD&A discussion in the registration statement to provide the requested clarification.

41.      Please specify which “new products” you are referring to in the last sentence of page 40 and what you are referring to when you state “developing new sales channels” and “high margin new products” in the second paragraph of page 41.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

           In response to the Staff’s comment, the Company has revised the MD&A discussion in the registration statement to specify the requested information.

42.      We note that the percentage changes in the various metrics from one period to another in your three month period comparison starting on page 38 are often significantly higher than the percentage change for your six month period comparison that covers the same period and an additional three months. Please revise your discussion in an expanded Overview section or elsewhere as appropriate to describe the underlying factors leading to this trend.

           In response to the Staff’s comment, the Company has revised the “Overview” section of the MD&A discussion in the registration statement to discuss the effects of seasonality on its business. It is the seasonality of the Company’s revenues—in particular the significantly lower revenues in the second quarter as compared to the first quarter—compounded by the fact that the three month comparison is already starting from a smaller base than the six month comparison that leads to the significant variation in percentage changes noted by the Staff. For example, the Company’s revenues in Q1 2009 were approximately $14.4 million and its revenues in Q2 2009 were approximately $4.8 million, with its revenues for the six months ended June 30, 2009 equal to approximately $19.2 million. The Company’s revenues in Q1 2010 were approximately $22.7 million and its revenues in Q2 2010 were approximately $10.0 million, with its revenues for the six months ended June 30, 2009 equal to approximately $32.7 million. On a percentage basis, the percentage increase in revenues between each such period in 2009 and the corresponding period in 2010 is 58%, 109% and 70%, respectively. While the aggregate dollar growth in revenues is higher between Q1 2010 and Q1 2009 and between the six month periods ended June 30, 2010 and 2009, the rate of growth comparing Q2 2010 and Q2 2009 is significantly higher given the lower base in Q2 2009.

43.      In this regard, we also note differences in the underlying factors driving the financial metrics disclosed in your three month period comparison and your six month period comparison. To the extent that these differences indicate a known trend developing in the three months ended June 30, 2009 or a change in management’s strategy please provide additional clarity here, and elsewhere as appropriate, on such trends as seen by management. For example we note that when describing the changes in net sales on page 40 for the six month comparison you include your “efforts on expanding [sic] Chinese domestic market” as a factor, but do not describe that as a factor for the three month period comparison on page 39. You also describe the effect of changes in the Japanese market when discussing gross profit and gross margin on page 41, but not on page 39. Furthermore, you discuss the effect of branding activities when discussing selling expenses on page 41, but not page 39.

           In response to the Staff’s comment, the Company has revised the MD&A discussion in the registration statement to provide disclosure as appropriate when changes in underlying factors behind operating results constitute a trend.

44.      Expand each period’s comparative discussion of net sales to quantify the amount of increase in sales that is attributable to changes in price and to changes in volume.

           In response to the Staff’s comment, the Company has revised the MD&A discussion in the registration statement to provide the requested disclosure.

45.      We note your statement under Income Taxes on page 43 that you incurred income taxes of $0.1 million for both 2009 and 2008. Please reconcile this disclosure with your statement in your second risk factor on page nine that you “did not pay any effective income taxes in 2008 or 2009.”

           In response to the Staff’s comment, the Company has revised the second risk factor on page nine to clarify that the Company did not pay income taxes in 2008 or 2009 on revenues from sales of fresh bamboo shoot products, bamboo wood or fresh fruits and vegetables.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

Liquidity and Capital Resources, page 43

46.      We note your disclosure in the second risk factor on page nine and elsewhere with respect to various tax exemptions and subsidies you receive. Please clarify any material effect the expiration of such exemptions and subsidies would have on your liquidity and capital resources.

           In response to the Staff’s comment, the Company has revised the Liquidity and Capital Resources discussion in the registration statement to provide the requested clarification.

47.      We note your disclosure on page 21 under Full-time Employees where you refer to certain unpaid social insurance obligations. Please provide quantitative disclosure on the extent of this potential obligation and the effect it may have on your liquidity and capital resources.

           In response to the Staff’s comment, the Company has revised the Liquidity and Capital Resources discussion in the registration statement to provide the requested clarification.

48.      We note your discussion on page 43 under Cash Flow from Operating Activities of the reduction in the amount of cash received in advance of order shipment in fiscal year 2009. Please clarify whether this is a trend in your business operations and any actions the company may take.

          In response to the Staff’s comment, the Company supplementally advises the Staff that in 2008, in order to reduce credit risk during a period in which the economy was poor, the Company requested that many customers pay for their products at the time of order (rather than the time of delivery as was the Company’s typical practice for items that are not in extremely high demand). This practice, which the Company discontinued in light of China’s improving economy in 2009, led to the temporary increase in the amount of advance receipts for product that took place in 2008. In 2009, the level of advance receipts for product returned to more typical levels reflecting the Company’s standard practice of only requiring payment at the time of order for products that are in exceptionally high demand. The Company does not view the 2008 increase in advance receipts for product, or the subsequent decline, as a trend, but rather as a short term phenomenon in response to temporary management actions.

49.      Please revise your discussion here, and elsewhere as appropriate, to discuss your various financing arrangements, including those with third parties. Include in your discussion the material quantitative and qualitative terms and covenants of such arrangements.

           In response to the Staff’s comment, the Company has revised the registration statement to describe the Company’s various financing arrangements as requested.

Management, page 50

50.      You state in the second paragraph of this section that Mr. Zhang He’s appointment “will become effective on the date that is ten days following the date the [you] file a Schedule 14F-1 and mail it to [y]our registered stockholders.” We note that it appears both of the referenced conditions occurred prior to the date you filed your registration statement. Please update and revise your disclosure in this section and elsewhere, as appropriate.

           In response to the Staff’s comment, the Company has revised the disclosure as requested.

51.      We note your statement in the disclosure Mr. Tsang Yin Chiu Stanley’s business experience in the last paragraph on page 50 that Golife Concepts Holdings Limited is a publicly traded company. Please advise us of

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

where, and in what manner, securities in this entity are traded. Furthermore, if possible, revise your disclosure to provide additional detail on what types of luxury brand products this entity sells.

           In response to the Staff’s comment, the Company supplementally advises the Staff that Golife Concepts Holdings Limited was a listed company at the Growth Enterprise Market in Hong Kong. The disclosure of the information of this company has been expanded as requested on page 50.

52.      For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

           In response to the Staff’s comment, the disclosure regarding the specific experience, qualifications and skills of the directors has been expanded on page 50 and page 51 as requested.

53.      Please provide a brief description of the nature of the responsibility undertaken by Mr. Zhang He in his position as Vice General Manager of Fujian Yada. See Item 401(e)(1) of Regulation S-K.

           In response to the Staff’s comment, the requested description has been added on page 51.

Involvement in Certain Legal proceedings, page 51

54.      We note your statement that “to the best of our knowledge ....” The company is in a position to know about the noted legal proceedings. Please revise to delete the phrase “to the best of our knowledge”.

           In response to the Staff’s comment, the Company has deleted the phrase as requested.

55.      We note that your disclosure pursuant to Item 401(f) of Regulation S-K in the last paragraph of page 51 is limited to the past five years and lists various categories of legal proceedings. Please revise to clarify the disclosure required by Item 401(f) relates to the past 10 years and, in some aspects, covers a more expansive category of legal proceedings than what you have listed in this section.

           In response to the Staff’s comment, the disclosure on page 51 has been revised as requested.

Executive Compensation, page 52

56.      We note your statement and disclosure that prior to the consummation of the acquisition of Sino Oriental on August 20, 2010 the officers and directors did not receive any compensation from the company. We also note that you have not presented Item 402 disclosure regarding the operating company. Revise to present Item 402 disclosure regarding the operating company.

           The Company respectfully submits that the Company’s officers and directors in the fiscal year ended December 31, 2009 did not receive any compensation from the operating company and that the Company’s current officers and directors were not appointed until after January 1, 2010.

Market for Our Common Stock and Related Stockholder Matters, page 53

57.      Please revise to indicate the amount of dividends declared in March 2009 and paid in January 2010.

           In response to the Staff’s comment No. 66, the Company has revised the discussion about dividend policy in the registration statement and confirmed that the Company has never declared or paid a cash dividend.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

58.      Revise to briefly address any restrictions on the company’s subsidiaries abilities to transfer funds to the company in the form of cash dividends, loans or advances that limit the company's ability to pay dividends.

           In response to the Staff’s comment, the Dividend Policy section has been revised to include a brief discussion of the restrictions on the abilities of the company’s subsidiaries to pay dividends.

Security Ownership of Certain Beneficial Owners and Management, page 53

59.      We note that your disclosure of 14,729,756 shares of your common stock outstanding as of August 20, 2010 in the first paragraph of this section appears to conflict with the number of shares outstanding on the same date as disclosed under Shares Eligible for Future Sale on page 60. Please revise or advise.

           In response to the Staff’s comment, the Company has revised the disclosure of number of shares of common stock as requested.

60.      We are unable to locate footnote “(1) ” referenced in your tabular disclosure on page 54. Please revise or advise.

           In response to the Staff’s comment, the Company has revised the table as requested.

61.      Please revise to indicate who has voting and investment power of the securities held by CID Group Greater China Venture Fund III, LP

           In response to the Staff’s comment, the company has added the requested disclosure to the beneficial ownership table.

Transactions with Related Persons, page 54

62.      Consider whether the reorganization transactions disclosed on page F-6 need to be disclosed here pursuant to Item 404 of Regulation S-K.

           We have considered the Staff’s comments and respectfully submit that the reorganization transactions disclosed on page F-6 are not required to be disclosed pursuant to Item 404 of Regulation S-K, as those transactions were entered into by Fujian Yada Group Co. Ltd. before it became a subsidiary of the registrant and Item 404 of Regulation S-K requires disclosure of transactions between the registrant and its related persons, promoters and certain control persons.

63.      We note your disclosure in Item 12 on page 13 of your Form 10-K for the fiscal year ended December 31, 2009. Please revise here to discuss this transaction in a more detail. Include the information required by Item 404(a) in your description.

           In response to the Staff’s comment, we have reviewed “Item 12 - Certain Relationships and Related Transactions, and Director Independence” on page 13 of the Form 10-K for the fiscal year ended December 31, 2009 and do not see any specific transactions that are disclosed under such section. Please advise on the transaction as to which you would like disclosure.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

64.      Please revise to clarify Mr. Yang’s relationship with the company. Also clarify Mr. Zhan’s relationship with the company.

           In response to the Staff’s comment, the relationship between Mr. Yang’s relationship with the Company, and Mr. Zhan’s relationship with the Company have been clarified on page 54.

65.      We note that you do not appear to have disclosed the contract entered into by Mr. Zhan Youdai on November 12, 2009 to guarantee certain indebtedness on behalf of Fujian Yada Group Co., Ltd. Please revise to include all the information called for by Item 404.

           In response to the Staff’s comment, the Company has expanded the disclosure of the contract on page 54 as requested.

Description of Capital Stock, page 59

66.      We note your statement that “our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.” We note your prior statement that the company paid a dividend in January 2010. Please revise.

           In response to the Staff’s comment, the Company supplementally advises the Staff that the prior statement on page 53 referred to a dividend paid by the Company’s subsidiary, Fujian Yada, not by the Company. Accordingly, the disclosure of payment of such dividend is not required by Item 201 of Regulation S-K and so such disclosure has been deleted. The statement on page 59 is correct as written.

Shares Eligible for Future Sale, page 60

67.      We note your statement in the last sentence of page 61 implying that the one year anniversary of the filing of your “8-k with Form 10 information” is August 25, 2010 rather than 2011. Please revise as appropriate.

           In response to the Staff’s comment, the revision has been made on page 61 as requested.

Consolidated Financial Statements

SMSA Palestine Acquisition Corp

68.      We note that you have only provided financial statements for the accounting acquirer, Fujian Yada Group. Please revise to provide also financial statements of the registrant, SMSA Palestine Acquisition Corp. When you provide financial statements for the period that includes the date of the reverse merger, it will be appropriate to present one set of financial statements, i.e., the retroactively restated financial statements of Sino Oriental /Fujian Yada Group Co that give effect to the merger. Until then, you must provide separate financial statements of each party to the reverse merger.

           In response to the Staff’s comment, the financial statements of SMSA Palestine Acquisition Corp. and unaudited Pro Forma Condensed Combined Financial Statements have been provided.

Fujian Yada Group Co, Ltd
Notes to the Consolidated Financial Statements
Note 2 — Reorganization, page F-6

69.      Revise this note or provide a subsequent events note that describes the nature of the relationship between Fujian Yada and Sino Oriental and clarifies why financial statements of the latter are not included in the registration statement.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

           The Company proposes to update the subsequent events as follows:

Subsequent events

The Company evaluated all events or transactions that occurred after December 31, 2009 and has determined that, except for the transactions described below, there is no any other material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.

(a) On April 13, 2010, Mr. Zhan and Liufeng Zhou, Mr. Zhan’s spouse, entered into an agreement with Misaky Industrial Limited (“Misaky”), a limited liability company incorporated in Hong Kong, pursuant to which Misaky agreed to acquire 100% equity interest in the Company at a cash consideration of RMB31,157,000. The transaction was completed on May 26, 2010. Before the acquisition by Sino Oriental Agriculture Group Limited (“Sino Oriental”) as described in note 23(b), Misaky was wholly owned by Mr. Zhan through a trust agreement with Cai Yang Bo. The sole director of Misaky is Mr. Zhan. Misaky is an investment holding company without any other business activities and only holds 100% equity interest in the Company.

(b) On July 2, 2010, Cai Yang Bo and other shareholders entered into an agreement with Sino Oriental, a limited company incorporated in British Virgin Island, pursuant to which Sino Oriental agreed to acquire 100% equity interest in Misaky at a cash consideration of HK$3,001, equivalent to the issued and paid up share capital of Misaky. The transaction was completed on July 2, 2010. Before the acquisition by SMSA Palestine Acquisition Corp. (“SMSA”) completed on August 20, 2010, Sino Oriental was wholly owned by Mr. Zhan through a trust agreement with Cai Yang Bo and other shareholders. The sole director of Sino Oriental is Mr. Zhan. Sino is an investment holding company without any other business activities and only holds 100% equity interest in Misaky.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

70.      We reviewed your revenue recognition policy disclosure. Please revise and expand your disclosure to expand upon how the SAB 104 criteria specifically apply to each of your revenue streams (e.g. fresh produce, processed produce), to the extent the individual methods are different. In addition, disclose any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, discounts, etc.) and the related accounting policies.

           The Company proposes to amend the accounting policy for revenue recognition as follows:

Revenue from sales of the Company’s products, including fresh produce and processed produce, is recognized upon customer acceptance, which occurs at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. We do not provide our customers with contractual rights of return and post-delivery discount for any of our products, including fresh produce and processed produce. When there is any significant post-delivery performance obligations exits, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customer for fresh produce and processed produce in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under fresh produce and processed produce segments do not include any terms which may impose any significant post-delivery performance obligations to the Company.

Revenue from sales of the Company’s product represents the invoiced value of goods, net of the value-added tax (“VAT”). The Company’s processed produce products that are sold in the PRC are subject to VAT at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials, other materials or costs included in the cost of producing the Company’s processed produce products.

Consolidated Financial Statements for the Three and Six Months Ended June 30, 2010

Note 6. Other Receivables, prepayments and deposits, page F-41

71.      We note your prepayments balance on June 30, 20I 0 of $5.29 million. Please tell us and revise to disclose the nature of the underlying amounts and the period over which you expect to record the related expenses in your statement of operations.

           The Company proposes to revise the disclosure of note 6 as follows:

6. Other receivables, prepayments and deposits

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Prepayments*	$5,299,349	$4,797,800
Derivative financial assets - forward exchange contracts - Note 3	4,596	24,902
VAT tax recoverable	-	418,895
Other receivables	432,507	310,468

	$5,736,452	$5,552,065

* Represents primarily prepayments for the production of fresh produce which are expected to be recorded as cost of sale upon harvest within one year.

Pro Forma Financial Information

72.      Revise to provide pro forma financial information giving effect to the formation of Sino Oriental and the reverse merger between Fujian Yada and SMSA Palestine Acquisition. If you believe pro forma financial information is not material, please explain to us the basis for your belief It appears that pro forma per share data as well as the formation of Sino are material items that may be of interest to investors.

           In reponse to the Staff’s comment, Pro Forma Financial Information has been provided as requested.

General

73.      Please provide current consents from the independent accountants in any amendment and ensure the financial statements are updated as required by Rule 8-08 of Regulation S-X.

           In response to the Staff’s comment, current consents from the independent accountants have been provided as requested.

Part II

Item 14. Indemnification of Directors and Officers, page 65

74.      Please revise here to also discuss any indemnification provisions in your articles of incorporation.

           In response to the Staff’s comment, the indemnification provisions in the Company’s articles of incorporation have been summarized and added into this section.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

Item 15. Recent Sales of Unregistered Securities, page 65

75.      It does not appear that you have discussed all of the transactions required to be disclosed by Item 701 of Regulation S-K, which covers the past three years. For example, we note your disclosure of various transactions on page 37 among possible others. Please revise or advise.

           In response to the Staff’s comment, the issuance of the Company’s shares to Halter Financial Group, Inc. and the holders of unsecured debt in connection with the reorganization plan of the SMS Companies, and the issuance of our shares to Mr. Yang Yongjie, which are discussed on page 37, have been added as recent sales of unregistered securities.

76.      We note that you claim to have relied on Regulation D for certain transactions described in this section but have not filed any corresponding Form Ds with us. Please file such Form Ds as appropriate or advise.

           In response to the Staff’s comment, the Company supplementally advises the Staffs that the issuance of the Company’s shares to the shareholders of Sino Oriental in connection with the exchange agreement was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation S promulgated under the Securities Act, and we have therefore deleted the reference to Regulation D.

           The issuance of shares and warrants to the institutional investors and the Placement Agents was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering, and Regulation D and Regulation S promulgated under the Securities Act. The Company filed the Form D in connection with such issuance on November 1, 2010.

Signatures, page 69

77.      It appears that you have printed the incorrect name below the signature of Tsang Yin Chiu Stanley where he is signing on behalf of the company. Please revise as appropriate in the next amendment to your registration statement.

           In response to the Staff’s comment, the signature of Tsang Yin Chiu Stanley on page 69 has been corrected as requested.

Exhibits

78.      Please file an opinion of counsel as to the legality of the securities being registered pursuant to this registration statement indicating whether they will, when sold, be legally issued, fully paid and non-assessable

           In response to the Staff’s comment, the Company has provided an opinion of counsel as requested.

79.      Please file the following as exhibits to your registration statement:

  Share cancellation agreement entered into with Mr. Yang Yongjie on August 20, 2010.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

  Option Agreement with Cai Yangbo and Zhan Youdai.
  Exhibits 2.1, 2.2, 2.3, 2.4, 3.1, 3.2 and 3.3 of your Form 10-K for the fiscal year ended December 31, 2009.

           In response to the Staff’s comment, the above exhibits have been filed with the amended registration statement as requested.

80.      Please note that to the extent you wish to provide English summaries of foreign language documents, they must accompany the full foreign language version of the document. Please revise your exhibits accordingly. See Rule 403(c) of Regulation C.

           The full foreign language version of the documents filed as exhibits to the registration statement have been included in the exhibits as requested. In response to the Staff’s comment, the Company supplementally advises the Staff that the translations of foreign language documents filed as exhibits are all full English translations. Therefore, the Company believes that revisions to the exhibits are not required. Please note that the Company has revised the exhibit index accordingly.

Forrn_8-K filed August 25, 2010

General

81.     Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

           In response to the Staff’s comment, the Company has revised the Form 8-K to made confirming changes as necessary.

Form 8-K filed August 25, 2010

Item 1.01 Entry into a Material Definitive Agreement

Make Good Escrow Agreement, page 1

82.      We note your majority shareholder pledged 1,939,407 shares of your common stock as an inducement in connection with the August 20, 2010 Securities Purchase Agreement. These pledged shares were placed in escrow and are to be transferred to the investors, or returned to the shareholder, based on certain operating milestones. Please tell us how you intend to account for the inducement shares. In your response, ensure to cite the authoritative accounting literature supporting your conclusion.

          According to ASC718-10-S99-2, the Company should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to and not contingent upon, continued employment. Referring to the terms of escrow arrangement, the release or cancellation of escrowed shares is not contingent on continued employment of management shareholders. We considered that the presumption of compensation in this escrow arrangement should be overcome and that no compensation charge should be recognized.

Signatures, page 59

83.      Please revise the signature page to print the name and title of the signing officer under his signature, as called for by Form 8-K.

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2010

          In response to the Staff’s comment, the signature page on page 59 has been revised as requested.

Form 10-K for Fiscal Year Ended December 31, 2009

Signatures, page 29

84.      In future filings, please indicate who signed in the capacities of controller and principal accounting officer.

           The Company acknowledges the Staff’s comment and will indicate who signed in the capacities of controller and principal accounting officer in future fillings.

Exhibit 31.1

85.      We note your change of the term “registrant” to “issuer” in your certification. Please confirm that in future filings you will provide this certification in the form required by Item 601 of Regulation S-K.

           The Company acknowledges the Staff’s comment and will provide certification in the form required by Item 601 of Regulation S-K in the future.

*************************************

We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

If the Staff has further comments, please kindly fax them to Don Williams, 86-21-2321-6001 (a PRC fax number).

Sincerely yours,

Don Williams

Enclosures

Cc:	Mr. Zhan Youdai Mr. Tsang Yin Chiu Stanley Mr. Jamie Mercer Mr. Alfred Chung